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HUMANA NEWS RELEASE

For Further Information:

Wayne R. Micksch                                     Laurie G. Scarborough
EMPHESYS - Vice President & Treasurer                Humana - Investor Relations
414/337-5210                                         502/580-1037

Jon Drayna                                           Greg Donaldson
EMPHESYS - Media Relations                           Humana - Public Affairs
414/337-5725                                         502/580-3683

                                                     August 10, 1995


                    HUMANA ANNOUNCES ACQUISITION OF EMPHESYS

             Louisville, KY --- Humana Inc. (NYSE: HUM) today announced that the company has signed a definitive agreement to acquire EMPHESYS Financial Group, Inc. (NYSE: EFG), the nation's tenth largest commercial group health insurer. After the combination, Humana will have annual premium revenues of $5.6 billion, providing health care products to 3.7 million members concentrated in 22 states and the District of Columbia.

             Under the proposed transaction, which has been approved by EMPHESYS's board of directors, Humana will commence an all cash tender offer on or prior to August 16, 1995, to acquire all of EMPHESYS's outstanding common stock for $37.50 per share. The total consideration approximates $650 million. The initial tender offer period will expire September 15, 1995, unless extended by Humana. The transaction, which is subject to certain regulatory approvals, is expected to be completed in the fall of 1995. Humana also has the right to terminate the transaction if the financial results of EMPHESYS during the tender offer period do not achieve certain specified thresholds.

             Lincoln National Corporation through a subsidiary owns approximately 29 percent of the outstanding shares of EMPHESYS. Lincoln National has agreed to tender

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its shares, has granted Humana an option to acquire all of its EMPHESYS shares at $37.50 per share and has entered into other customary provisions with Humana.

             EMPHESYS, through its subsidiary Employers Health Insurance Company, is a leading provider of a broad range of employee benefit products, including managed care group medical, group life, dental, and disability income insurance. Focusing primarily on small group customers, EMPHESYS provides health care services to 1.3 million members, with 1.1 million participants in fully-insured medical products.

             "EMPHESYS fits perfectly with our strategic plan to grow in existing markets and to expand into attractive new markets," said Wayne T. Smith, Humana's president and chief operating officer. "Half of EMPHESYS's fully-insured membership is in states where we already do business. EMPHESYS also has membership and networks in markets where we want to be. That membership - in markets like Atlanta, Dallas and Houston - forms a foundation on which to build and enhance existing provider networks while offering a full array of managed care products."

             "EMPHESYS has created an impressive small business product and is now a major player in the small group market - one that is fast growing and under-penetrated," said Mr. Smith. "They bring this additional sales and marketing expertise to Humana. Coupled with our medical management skills, this new organization will be a more significant force with an even wider offering of competitive products and services."

             "Humana's experience in network development and medical management will enhance our organization," said William J. Lawson, EMPHESYS' chairman and chief executive officer. "This experience, supported by Humana's information systems, should enable us to further enhance our managed care capabilities."

             "EMPHESYS contributes strong sales and marketing capabilities with more than 40,000 brokers in our distribution system. We are very excited about the opportunity to offer Humana's managed care products to EMPHESYS members and to sell our specialty products to Humana's membership," said Gregory H. Wolf, president and chief





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operating officer of EMPHESYS.  "This combination makes good sense for the members, customers and shareholders of both EMPHESYS and Humana."

             EMPHESYS, based in Green Bay, Wisconsin, is one of the nation's premier health insurers in the small group market. Headquartered in Louisville, Kentucky, Humana provides managed health care services to 2.4 million members through the operation of health maintenance organizations and preferred provider organizations located in 14 states and the District of Columbia.





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                                MEMBERSHIP DATA
                                 June 30, 1995
                                     (000)


                                                                          PROFORMA
                               HUMANA              EMPHESYS                 TOTAL
                               ------              --------             ------------
MEDICAL PRODUCTS:
   Commercial                   1,719                   931                2,650
   Medicare risk                  297                    --                  297
   Medicare supplement            122                    --                  122
   Indemnity                       --                   145                  145
                                -----                 -----                -----
                                2,138                 1,076                3,214
   ASO                            264                   217                  481
                                -----                 -----                -----
                                2,402                 1,293                3,695
                                =====                 =====                =====

SPECIALTY PRODUCTS:
   Pharmacy management          2,997                    --                2,997
   Dental                         226                   566                  792
   Life                            --                   580                  580
   Workers compensation           210                    --                  210
   Disability                      --                   103                  103




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